EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

July 10, 2013	TTSX Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON PURCHASES AIDA CLAIM AT CORDERO PROJECT, MEXICO

Levon Resources Ltd. (“Levon” or “the Company”) (TSX Symbol: LVN) is very pleased to announce that the Company has entered into an agreement to purchase a 100% interest in the Aida mining claim, located  in a central part of the Cordero Project claim block. Acquisition of the Aida claim consolidates Levon’s 100% ownership of all mining claims in the Cordero mining district, and represents a significant step in the Company’s advancement of the Cordero Project. “We are very pleased that we were able to finalize a fair agreement on the Aida claim” said Ron Tremblay, President and CEO of Levon.

The Cordero Project contains a large scale silver, gold, zinc, and lead, polymetallic porphyry resource, containing 364 million oz. silver indicated resources, 91 million oz. silver inferred resources, plus further indicated resources of 945,000 oz gold, 6.1 billion lbs. zinc and 3.3 billion lbs. lead, which remains open to expansion, and which is described in a technical report available under the Company’s profile at www.sedar.com. According to M3 Engineering and Technology Corporation, which completed an initial Preliminary Economic Assessment for the Cordero Project titled “NI 43-101 Technical Report Preliminary Economic Assessment Chihuahua, Mexico, Issue Date: 8 May 2013, Effective Date: 12 March 2012”, acquiring exploration access to the Aida claim will potentially improve the economics of the project. The Company looks forward to restarting Cordero exploration drilling, and is designing the program to be a continuation of Phase 4 grid drilling.

Vic Chevillon, MA, C.P.G., Vice President of Exploration for Levon is a qualified person (AIPG) as such term is defined in National Instrument 43-101, and has approved the contents of this news release. For further information about the Cordero project and the Aida claim, please log on to www.levon.com or contact the Company at IR directly 604-682-2991 or the main number 604-682-3701.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration company, exploring the Cordero bulk tonnage silver, gold, zinc and lead project, near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds interests in three mineral properties located in British Columbia, Canada, also three mineral properties located in Nevada, USA.

ON BEHALF OF THE BOARD

"Ron Tremblay"
______________________________
Ron Tremblay
President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the
Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the Toronto Stock Exchange (“TSX”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

NI 43-101 Technical Report Preliminary Economic Assessment Chihuahua, Mexico Issue Date: 8 May 2013 Effective Date: 12 March 2012